Exhibit 12
MONSANTO COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)
(Dollars in millions)

	Nine Months Ended May 31,	Year Ended Aug. 31,
	2016	2015	2014	2013	2012	2011
EARNINGS:
Income from Continuing Operations Before Income Taxes	$2,199	$3,161	$3,827	$3,429	$2,988	$2,374
Add:
Fixed charges	392	509	327	246	257	234
Equity affiliate loss (income) - net	6	13	8	(15)	(10)	(21)
Amortization of capitalized interest	14	18	17	16	15	15
Less:
Capitalized interest	(23)	(26)	(28)	(23)	(21)	(22)
Earnings available for fixed charges	$2,588	$3,675	$4,151	$3,653	$3,229	$2,580
FIXED CHARGES:
Interest expense(3)	$332	$434	$250	$176	$191	$172
Capitalized interest	23	26	28	23	21	22
Portion of rents representative of interest factor	37	49	49	47	45	40
Total fixed charges	$392	$509	$327	$246	$257	$234
Ratio of Earnings to Fixed Charges	6.60	7.22	12.69	14.85	12.56	11.03

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.